Exhibit 99.4

SEADRILL LIMITED
11025 EQUITY DRIVE, SUITE 150
HOUSTON, TEXAS 77041

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V39077-P06599 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SEADRILL LIMITED

The Board of Directors of Seadrill Limited (the "Company") recommends you vote FOR proposals 1, 2(a)-(i), 3, 4, 5 and 6.

		For	Against	Abstain
1.	To determine that the number of Directors comprising the Board of Directors be set at up to nine (9) Directors until the next annual general meeting of shareholders of the Company, or until such number is changed in accordance with the Bye-laws of the Company (the "Bye-laws").	☐	☐	☐
2.	To re-elect, by way of separate resolutions, each of the following persons as Directors of the Company to serve until the Company's next annual general meeting or until their respective offices are otherwise vacated in accordance with the Bye-laws.			
2a.	Julie Robertson	☐	☐	☐
2b.	Jean Cahuzac	☐	☐	☐
2c.	Jan Kjærvik	☐	☐	☐
2d.	Mark McCollum	☐	☐	☐
2e.	Harry Quarls	☐	☐	☐
2f.	Andrew Schultz	☐	☐	☐
2g.	Paul Smith	☐	☐	☐
2h.	Jonathan Swinney	☐	☐	☐
2i.	Ana Zambelli	☐	☐	☐

		For	Against	Abstain
3.	To approve the appointment of PricewaterhouseCoopers LLP to serve as the Company's independent auditor for the financial year ending December 31, 2024 and serve until the close of the Company's next annual general meeting thereafter, and to authorize the Board of Directors (acting through its Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.	☐	☐	☐
4.	To approve the amended and restated bye-laws as set out in Appendix 2 attached to the Proxy Statement (the "A&R Bye-laws") and adopt the A&R Bye-laws to be the bye-laws of the Company in substitution for and to the exclusion of all existing bye-laws of the Company.	☐	☐	☐
5.	To ratify, approve and confirm the interim remuneration paid to certain Directors of the Company from January 1, 2024 to the date of the Company's 2024 Annual General Meeting of Shareholders (the "Meeting") and to approve the remuneration of the Directors for the period from the date immediately following the Meeting until the later to occur of December 31, 2024 and the date of the 2025 Annual General Meeting of Shareholders, in each case, as set out in Appendix 3 attached to the Proxy Statement.	☐	☐	☐
6.	To approve that an application is made by the Company to the Oslo Stock Exchange for the delisting of its common shares.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V39078-P06599 SEADRILL LIMITED Annual General Meeting of Shareholders April 17, 2024 at 10:00 AM This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) each of the following persons as proxy holders for the Meeting: Ms. Julie Robertson (Chair of the Board of Directors), Mr. Simon Johnson (Seadrill CEO), Mr. Martyn Svensen (Seadrill Vice President of Insurance) and Ms. Jennifer Panchaud (Attorney at Conyers Dill & Pearman Limited, Seadrill’s Bermuda Counsel), and hereby authorize(s) each of them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of SEADRILL LIMITED (the “Shares”) that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 AM, on April 17, 2024, at the Rosewood Hotel, 60 Tucker’s Point Dr., Hamilton Parish, HS 02 Bermuda (the “2024 Annual General Meeting”), and any adjournment or postponement thereof. The proxy holder shall also have discretion to vote the Shares for or against any amendments to proposals duly made at the 2024 Annual General Meeting or any postponement or adjournment thereof. If no direction is given, the Shares will be voted in favour of the proposals as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the 2024 Annual General Meeting or any postponement or adjournment thereof. The proxy holders shall have discretion to vote the Shares on any other matters as may otherwise properly come before the 2024 Annual General Meeting or any postponement or adjournment thereof. Continued and to be signed on reverse side